2026
Half-Year
Financial
Report

argenx Half-Year 2026 Financial Report	1

argenx Half-Year 2026 Financial Report	Management report	2

Table of Contents	Management Report	Financial Statements	Notes
Management Report
1Main events in the first six months of 2026
FIRST QUARTER OF 2026
Refer to our Q1 2026 press release.
SECOND QUARTER OF 2026 AND RECENT BUSINESS UPDATE
“Our strong second quarter performance reflects continued execution of our Vision 2030 strategy and our commitment to accelerate immunology innovation,” said Karen Massey, Chief Executive Officer. “During the quarter, we further strengthened our leadership in FcRn with the launch of the expanded label for VYVGART and VYVGART
Hytrulo to now include all gMG serotypes, providing physicians with a single treatment option for the broadest adult
gMG patient population. With important registrational study readouts in the second half, as well as continued progress with our early-stage pipeline, we are advancing the next wave of innovation, reinforcing our ambition to build a leading multi-asset immunology company.”
Vision 2030
argenx continues to advance its ‘Vision 2030’ anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications, and progress five pipeline candidates into registrational development by
2030.
Expanding global VYVGART opportunity and shaping the long-term future of FcRn
VYVGART® (IV: efgartigimod alfa-fcab; SC: efgartigimod alfa and hyaluronidase-qvfc) is the first-and-only approved treatment for all serotypes of adult patients living with generalized myasthenia gravis (gMG). It is also approved for chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and primary immune thrombocytopenia (ITP) in
Japan. As the leading targeted biologic in MG and CIDP, argenx is progressing multiple label expansions while building the future of FcRn by advancing novel FcRn pipeline candidates and new delivery modalities.
•Generated $2.8 billion in global product net sales, representing a year-over-year increase of $1.1 billion
•Launched expanded label for VYVGART and VYVGART Hytrulo® in the U.S., which now includes all gMG serotypes (anti-AChR-Ab positive, anti-MuSK-Ab positive, anti-LRP4-Ab positive, and triple seronegative)
•On track with plans to expand VYVGART into ocular myasthenia gravis (oMG) following positive ADAPT OCULUS results
•Topline results from registrational ALKIVIA study (myositis) expected in third quarter of 2026
•Topline results from registrational ADVANCE-NEXT study (primary ITP) expected in first half of 2027
•Topline results from registrational UNITY study (Sjogren’s disease) expected in second half of 2027
•Registrational study in Graves’ disease (GD) ongoing, expanding development into thyroid-driven autoimmunity
•VYVGART SC autoinjector positioned to launch in 2027 for all approved indications
•Progressing two future FcRn molecules: ARGX-213, designed for monthly dosing, is Phase 3 ready, and
ARGX-124 is expected to complete Phase 1 evaluation by end of 2026

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Table of Contents	Management Report	Financial Statements	Notes
Advancing empasiprubart, argenx’s second pipeline-in-a-product opportunity
Empasiprubart (anti-C2) is argenx’s second pipeline-in-a-product opportunity and is being evaluated in registrational studies in multifocal motor neuropathy (MMN) and CIDP, and in a combination study with VYVGART in gMG.
•Topline results from registrational EMPASSION study (MMN) expected in fourth quarter of 2026
•Topline results from registrational EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of
2027
•Data from Phase 2 VARVARA study (delayed graft function, DGF) support further evaluation of empasiprubart in transplant setting based on signal at 52 weeks
•Advancing ADAPT-Forward combination study, evaluating empasiprubart as a potential add-on therapy to efgartigimod in gMG
Delivering next wave of immunology innovation
By the end of 2026, argenx expects to have ten molecules in clinical development across its immunology pipeline, including adimanebart (MuSK agonist), ARGX-121 (anti-IgA), ARGX-109 (anti-IL-6) and additional candidates emerging from the Immunology Innovation Program. Together, these programs support argenx's goal of building a durable pipeline of differentiated medicines.
•Phase 2 study of adimanebart in spinal muscular atrophy (SMA) ongoing; registrational study in congenital myasthenic syndromes (CMS) expected to begin in 2026
•Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) expected to start in 2026
•First-in-human Phase 1 study of TSP-101 (Fn14 inhibitor) is ongoing
•ARGX-118 (Galectin-10 inhibitor) and ARGX-125 (first-in-class bispecific antibody against an undisclosed target)
are on track to enter Phase 1 studies in 2026
2Financial highlights
Total operating income for the six months ended June 30, 2026, was $2.9 billion compared to $1.8 billion for the same period in 2025, and mainly consists of:
•Product net sales of VYVGART for the six months ended June 30, 2026, were $2.8 billion compared to
$1.7 billion for the same period in 2025.
•Other operating income for the six months ended June 30, 2026, was $41 million compared to $36 million for the same period in 2025. The other operating income for the six months ended June 30, 2026 and 2025, primarily relates to research and development tax incentives and payroll tax rebates.
Total operating expenses for the six months ended June 30, 2026 were $2.0 billion compared to $1.4 billion for the same period in 2025, and mainly consist of:
•Cost of sales for the six months ended June 30, 2026, was $266 million compared to $192 million for the same period in 2025. The cost of sales was related to the sale of VYVGART.
•Research and development expenses for the six months ended June 30, 2026, were $0.9 billion compared to
$0.6 billion for the same period in 2025. The research and development expenses mainly relate to advancing efgartigimod, empasiprubart, and adimanebart across multiple registrational studies, plus early-stage pipeline and preclinical programs.
•Selling, general and administrative expenses for the six months ended June 30, 2026, were $0.8 billion compared to $0.6 billion for the same period in 2025. The selling, general and administrative expenses mainly

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Table of Contents	Management Report	Financial Statements	Notes
relate to professional and marketing fees linked to the global commercialization of the VYVGART franchise, and personnel expenses.
Financial income for the six months ended June 30, 2026, was $92 million compared to $76 million for the same period in 2025.
Exchange losses for the six months ended June 30, 2026, were $19 million compared to $76 million of exchange gains for the same period in 2025. Exchange gains/losses are mainly attributable to unrealized exchange rate gains or losses on the cash, cash equivalents and current financial assets denominated in Euro.
Income tax for the six months ended June 30, 2026, consisted of $119 million of income tax expense compared to
$74 million for the same period in 2025. Income tax expense for the six months ended June 30, 2026 consists of
$230 million of current income tax expense and $110 million of deferred tax benefit, compared to $70 million of current income tax expense and $4 million of deferred tax expense for the comparable prior period.
Profit for the period of six months ended June 30, 2026 was $0.8 billion compared to $0.4 billion for the same period in 2025. The basic profit per share was $13.47 compared to $6.80 for the six months ended June 30, 2026 and
2025, respectively.
Cash flow from operating activities for the six months ended June 30, 2026 was $0.7 billion million compared to
$0.4 billion million for the same period in 2025.
3Risk factors
We refer to the description of risk factors in the 2025 annual report, pp. 62-97 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 1-28. In
summary, the principal risks and uncertainties faced by us relate to: commercialization of our products and product candidates, including new indications, development and clinical testing of our products and product candidates, dependence on third parties, government regulations, financial position, business and industry, intellectual property, our organization and operations, ADSs, and being a Foreign Private Issuer or a Dutch Company.
We also refer to the description of our financial risk management given in the 2025 annual report, pp. 248-251, which remains valid.
4Forward-looking statements
The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”,
“goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”,
“project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the initiation, timing, progress, development and results of preclinical and clinical trials of argenx’s product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, including statements regarding when results or interim analysis of the clinical trials will be available or made public; the expansion of argenx’s business, including the further development of argenx’s sales and marketing abilities and its
Immunology Innovation Program, and the value of its pipeline; the potential attributes, benefits, and side effects of argenx’s products and product candidates, including new indications, alternative dosing regimens and treatment modalities, and their competitive position with respect to other alternative treatments; argenx’s ability to advance

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Table of Contents	Management Report	Financial Statements	Notes
product candidates into, and successfully complete, clinical trials; argenx’s estimates of the number of patients who suffer from the diseases it is targeting and the number of patients that will enroll in its clinical trials; the demand and commercialization of argenx’s products and product candidates, including new indications, alternative dosing regimens, treatment modalities, and methods of administration, if approved; the anticipated timing or likelihood of market or regulatory decisions relating to or of argenx’s products, including new indications, alternative dosing regimens, treatment modalities, and methods of administration; the anticipated pricing and reimbursement of argenx’s products and product candidates, if approved; argenx’s plans to have various programs to help patients afford its products, including patient assistance and co-pay coupon programs for eligible patients; argenx’s ability to establish sales, marketing and distribution capabilities for any of its products and product candidates that achieve regulatory approval; argenx’s regulatory strategy and its ability to establish and maintain manufacturing arrangements for its products and product candidates; the scope and duration of protection, including any exclusivity period, argenx is able to establish and maintain for intellectual property rights covering its products and product candidates, platform and technology, including its intention to seek patent term extensions where available; argenx’s estimates regarding expenses, future revenues, cash flow, capital requirements and its needs for additional financing; argenx’s expectation that it will benefit from the Belgian innovation income deduction; argenx’s financial performance, including potential volatility in the price of its ordinary shares and American Depositary Shares; the competition argenx faces in its drug discovery, development, and commercialization efforts; the rate and degree of market acceptance of argenx’s products and product candidates, if approved, by its patients as safe, effective and cost-effective; the potential benefits of argenx’s current collaborations, including the possibility to access partner technology platforms or capabilities; argenx’s plans and ability to enter into or maintain current collaborations for additional programs or product candidates; argenx’s plans and ability to enter into or maintain current new distribution partnerships; argenx’s long-term growth strategy to develop and market additional products and product candidates, including efgartigimod for new indications, empasiprubart and adimanebart; the impact of government laws and regulations, including tariffs, export controls, sanctions and other regulations on argenx’s business; argenx’s expectations with respect to the timing and amount of any dividends (if any); argenx’s plans regarding its supply chain, including its reliance on third parties, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; regional instability and conflicts; and argenx’s business strategies, including Vision 2030, plans, projects, goals and targets and the timing, outcomes and benefits thereof. A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-
looking statements can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.
5Statement of the board of directors
We hereby certify that, to the best of our knowledge, the unaudited condensed consolidated interim financial statements of argenx SE as of and for the six months ended June 30, 2026, prepared in accordance with IFRS®
Accounting Standards (IFRS) namely IAS 34 “Interim Financial Reporting” as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and total comprehensive income of the Company and the undertakings included in the consolidation as a whole, and that the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
On behalf of the Board of Directors
Karen Massey, CEO

argenx Half-Year 2026 Financial Report	Unaudited condensed consolidated interim statements of financial position	6

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated
interim financial statements
Unaudited condensed consolidated interim
statements of financial position

		As of
		June 30,	December 31,
(in millions of $)	Note	2026	2025
Assets
Non‑current assets
Property, plant and equipment		52	48
Intangible assets		266	272
Deferred tax assets	13	1,429	1,296
Research and development incentive receivables		69	86
Prepaid expenses		24	26
Other non-current assets1)		124	55
Total non‑current assets		1,964	1,784

Current assets
Inventories	3	371	474
Prepaid expenses		572	328
Trade and other receivables	4	1,931	1,647
Research and development incentive receivables		10	10
Financial assets	5	1,600	949
Cash and cash equivalents	6	3,584	3,491
Total current assets		8,068	6,899

Total assets		10,032	8,683

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
1)Comparative figures have been aligned with the presentation adopted in the current period, reflecting the combination of investment in a joint venture and other non-current assets.

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Table of Contents	Management Report	Financial Statements	Notes

		As of
		June 30,	December 31,
(in millions of $)	Note	2026	2025
Equity and Liabilities
Equity	7
Equity attributable to owners of the parent
Share capital		7	7
Share premium		6,308	6,187
Translation differences		138	139
Retained earnings/(accumulated losses)		558	(280)
Other reserves		1,406	1,270
Total equity		8,417	7,323

Non-current liabilities
Provisions for employee benefits		4	3
Lease liabilities		36	36
Total non-current liabilities		40	39

Current liabilities
Lease liabilities		11	11
Trade and other payables	9	1,515	1,267
Tax liabilities		49	42
Total current liabilities		1,575	1,320

Total liabilities		1,615	1,360

Total equity and liabilities		10,032	8,683

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of profit or loss

		Six Months Ended
		June 30,
(in millions of $ except per share data)	Note	2026	2025
Product net sales	10	2,813	1,739
Other operating income		41	36
Total operating income		2,854	1,775

Cost of sales	3	(266)	(192)
Research and development expenses1)	11	(929)	(642)
Selling, general and administrative expenses	12	(772)	(601)
Total operating expenses		(1,967)	(1,435)

Operating profit		887	340

Financial income		92	76
Financial expense		(2)	(2)
Exchange (losses)/gains		(19)	76

Profit for the period before taxes		$958	$489
Income tax expense	13	(119)	(74)
Profit for the period		$838	$415
Profit for the period attributable to:
Owners of the parent		838	415
Weighted average number of shares used for basic profit per share	14	62,185,445	61,034,202
Basic profit per share (in $)	14	13.47	6.80
Weighted average number of shares used for diluted profit per share	14	64,409,488	65,653,007
Diluted profit per share (in $)	14	13.00	6.32

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
1)Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of research and development expenses and loss from investment in a joint venture.

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Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of comprehensive income or loss

		Six Months Ended
		June 30,
(in millions of $)	Note	2026	2025
Profit for the period		838	415

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		(1)	7
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value (loss) or gain on investments in equity instruments designated as FVTOCI		(10)	5

Other comprehensive income/(loss), net of income tax		(11)	12

Total comprehensive income/(loss) attributable to:
Owners of the parent		827	426

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

argenx Half-Year 2026 Financial Report	Unaudited condensed consolidated interim statements of cash flows	10

Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim
statements of cash flows

		Six Months Ended
		June 30,
(in millions of $)	Note	2026	20251)
Operating profit		887	340
Adjustments for non-cash items
Amortization of intangible assets		9	6
Depreciation of property, plant and equipment		8	7
Provisions for employee benefits		1	–
Expense recognized in respect of share-based payments	8	117	111
Fair value gains on financial assets at fair value through profit or loss		4	–
Other non-cash expenses/(benefit)1)		48	36
		1,073	500
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	4	(377)	(360)
(Increase)/decrease in inventories	3	60	35
(Increase)/decrease in current prepaid expenses1)		(244)	(174)
(Increase)/decrease in other current assets1)		1	3
Increase/(decrease) in trade and other payables	9	251	360
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		11	7
(Increase)/decrease in non-current prepaid expense		2	–
Net cash flows from operating activities, before interest and taxes		778	372
Interest paid		–	(1)
Income taxes paid	13	(127)	(10)
Net cash flows from operating activities		651	362
Purchase of intangible assets		(5)	(44)
Purchase of property, plant and equipment		(3)	(5)
Purchase of other non-current assets		(84)	–
Purchase of current financial assets	5	(1,650)	(1,109)
Sale of current financial assets	5	988	1,154
Interest received		100	73
Investment in a joint venture		(4)	(7)
Net cash flows (used in)/from investing activities		(658)	62
Principal elements of lease payments		(7)	(1)
Payment of employee withholding taxes relating to restricted stock unit awards		(8)	(5)
Proceeds from exercise of stock options		119	79
Net cash flows from financing activities		104	73
Increase in cash and cash equivalents		97	498
Cash and cash equivalents at the beginning of the period	6	3,491	1,500
Exchange (losses)/gains on cash and cash equivalents		(4)	88
Cash and cash equivalents at the end of the period	6	3,584	2,086

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.
1)Comparative figures have been presented to be consistent with the one adopted in the current period

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Table of Contents	Management Report	Financial Statements	Notes
Unaudited condensed consolidated interim statements of changes in equity

	Attributable to owners of the parent
(in millions of $)	Share capital	Share premium	Retained earnings/ (accumulated losses)	Translation differences	Share-based payment and income tax deduction on share-based payments	Fair value movement on investment in equity instruments designated as FVTOCI	Total equity attributable to owners of the parent	Total equity
Balance on January 1, 2025	7	5,949	(1,572)	127	1,047	(60)	5,498	5,498
Profit for the period			415				415	415
Other comprehensive income or loss				7		5	12	12
Total comprehensive income for the period	–	–	415	7	–	5	426	426
Income tax benefit from excess tax deductions related to share-based payments					(17)		(17)	(17)
Share-based payments					111		111	111
Exercise of stock options	–	81					81	81
Ordinary shares withheld for payment of employees’ withholding tax liability		(5)					(5)	(5)
Balance on June 30, 2025	7	6,026	(1,157)	133	1,141	(55)	6,096	6,096

Balance on January 1, 2026	7	6,187	(280)	139	1,335	(65)	7,323	7,323
Profit for the period			838				838	838
Other comprehensive income or loss				(1)		(10)	(11)	(11)
Total comprehensive income for the period	–	–	838	(1)	–	(10)	827	827
Income tax benefit from excess tax deductions related to share-based payments					28		28	28
Share-based payments					117		117	117
Exercise of stock options	–	129					129	129
Ordinary shares withheld for payment of employees’ withholding tax liability		(8)					(8)	(8)
Balance on June 30, 2026	7	6,308	558	138	1,481	(75)	8,417	8,417

Please refer to ‘‘Note 7 Share capital and share premium’’ for more information on the share capital. Share capital exercise amounts are rounded to zero in the statement.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Table of Contents	Management Report	Financial Statements	Notes
Notes to the unaudited condensed
consolidated interim financial
statements
1General information about the Company
argenx SE (‘‘the Company’’) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Amsterdam, the Netherlands and its registered office is at Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands.
argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol  “ARGX”
since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.
The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 21, 2026.
2Basis of preparation and changes to the
Company's accounting policies
2.1. Basis of preparation
The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting under IFRS® Accounting Standards (IFRS) as adopted by the European Union (EU-IFRS). The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31,
2025.
All amounts herein are presented in millions of US dollars ($), unless otherwise indicated, rounded to the nearest million. Due to rounding, amounts presented may not add up precisely to the totals shown.
2.2. New standards, interpretations and amendments adopted by the
Company
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2025, except for the adoption of new standards effective as of
January 1, 2026. The Company has not early adopted any standards, interpretation or amendment that has been issued but is not yet effective.

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Table of Contents	Management Report	Financial Statements	Notes
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and
IFRS 7
Issued in May 2024 and effective as of January 1, 2026, the amendments address matters identified during the post-
implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments. The amendments had no material impact on the Company’s interim condensed financial statements.
Annual Improvements to IFRS accounting Standards – Volume 11
Issued in July 2024 and effective as of January 1, 2026, the volume contains amendments to five standards as result of the IASB's annual improvements project. The amendments had no material impact on the Company’s interim condensed financial statements.
3Inventories

	As of June 30,	As of December 31,
(in millions of $)	2026	2025
Raw materials and consumables	252	336
Inventories in process	34	56
Finished goods	85	82
Total inventories	371	474
The cost of inventories, which is recognized under “Cost of sales” on the unaudited condensed consolidated statements of profit or loss, amounted to $114 million for the six months ended June 30, 2026 (compared to $119 million for the six months ended June 30, 2025).
4Trade and other receivables
Trade and other receivables are composed of receivables which are detailed below:

	As of June 30,	As of December 31,
(in millions of $)	2026	2025
Trade receivables	1,832	1,490
Tax receivables	75	123
Interest receivables	24	34
Other receivables	–	–
Total trade and other receivables	1,931	1,647
The carrying amounts of trade and other receivables approximate their respective fair values. On June 30, 2026 and
December 31, 2025, the Company did not have a material provision for expected credit losses.
5Financial assets - Current

	As of June 30,	As of December 31,
(in millions of $)	2026	2025
Term accounts	1,600	949
Total current financial assets	1,600	949

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Table of Contents	Management Report	Financial Statements	Notes
On June 30, 2026, the Company held no current financial assets denominated in foreign currencies. As of the year ended December 31, 2025 the Company held $59 million (€50 million) current financial assets denominated in EUR which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is USD.
6Cash and cash equivalents

	As of June 30,	As of December 31,
(in millions of $)	2026	2025
Money market funds	3,068	2,541
Term accounts	500	945
Cash and bank balances	16	5
Total cash and cash equivalents	3,584	3,491
Cash and cash equivalents comprise cash and bank balances, term accounts with an original maturity not exceeding three months, and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.
Cash positions are invested with preferred financial partners, which are considered to be high quality financial institutions with sound credit ratings to reduce credit risk.
On June 30, 2026, cash and cash equivalents included $214 million (€188 million) held in EUR (compared to
$97 million (€83 million) for the period ended December 31, 2025) which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the
Company’s functional currency is USD.
7Share capital and share premium
On June 30, 2026, the Company’s share capital was represented by 62,537,923 shares. All shares were issued, fully paid up and of the same class. The table below summarizes the share issuances as a result of the exercise of stock options and vesting of restricted stock units under the Company’s Employee Stock Option Plan, for the period ended
June 30, 2026.

Number of shares outstanding on December 31, 2025	61,883,306
Exercise of stock options	564,463
Vesting of RSUs	90,154
Number of shares outstanding on June 30, 2026	62,537,923
8Share-based payments
The Company has an equity incentive plan for the employees, key consultants, board members, senior managers and key outside advisors (“key persons”) of the Company and its subsidiaries. In accordance with the term of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units and/or performance stock units.

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Table of Contents	Management Report	Financial Statements	Notes
8.1Stock options
The stock options are granted to key persons of the Company and its subsidiaries. The stock options may be granted to purchase ordinary shares at an exercise price. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry.
The stock options granted vest, in principle, as follows:
•1/3rd of the total stock options granted on the first anniversary of the granting of the stock options; and
•1/36th of the total grant on the first day of each month following the first anniversary of the date of grant of the stock options.
Stock options granted to any non-executive directors vest on the third anniversary of the date of grant. For grants as of January 1, 2026, stock options granted to an executive director vests on the third anniversary of the date of grant.
Upon leave of the key persons stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.
No other conditions are attached to stock options.
Below is an overview of the parameters used in relation to the new grant during the six months ended June 30, 2026:

Stock options granted in	March 2026		June 2026 1)
Number of options granted	18,983		397,549
Average Fair value of options (in $) 2)	250.03 - 308.64		369.26 - 401.72
Share price (in $) 2)	713.80 - 822.80		924.51
Exercise price (in $) 2)	704.83		894.88
Expected volatility	38.81 - 39.99%	%	38.60%
Average Expected option life (in years)	4.30 - 6.50		5.34 - 6.36
Risk‑free interest rate	2.48 - 2.59%	%	2.48 - 2.52%
Expected dividends	–%	%	–%

1)In June 2026, the Company granted a total of 397,549 stock options of which 109,627 stock options to Belgian taxed beneficiaries. Belgian taxed beneficiaries can choose between a contractual term of five or ten years. The expected option life ranges between 4.16 and 6.36 years. This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years.
The total difference in fair value of the grant to Belgian taxed beneficiaries would not be material irrespective of 100% of the stock options of Belgian taxed beneficiaries with a contractual term of five or  ten years.
2)Amounts have been converted to USD at the applicable rate prevailing at the grant date.

The total share-based payment expense related to stock options recognized in the unaudited condensed consolidated interim statement of profit or loss totaled $52 million for the six months ended June 30, 2026 compared to $55 million for the six months ended June 30, 2025.
8.2Restricted Stock Units (RSUs)
The RSUs are granted to key persons of the Company and its subsidiaries. The RSUs have been granted free of charge. Each employee’s RSUs converts into one ordinary share of the Company upon vesting. The RSUs carry neither rights to dividends nor voting rights. RSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of RSUs is based on the closing sale price of our Company’s common stock on the day prior to the date of issuance. RSUs vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant.

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Table of Contents	Management Report	Financial Statements	Notes
RSUs granted to non-executive directors prior to the year ended December 31, 2024 vest over a period of four years with 1/4th of the total grant vesting at each anniversary of the date of grant. RSUs granted to non-executive directors in the year ended December 31, 2024 and 2025 vest at the one year anniversary of the grant and are subject to a holding period of three years after vesting. RSUs granted to non-executive directors as of January 1, 2026 are not subject to vesting conditions upon grant, but are subject to a holding period of four years from grant date. The
Company has assessed a reduction in fair value associated to RSUs subject to a holding period.
The total share-based payment expense related to RSUs recognized in the unaudited condensed consolidated interim statements of profit or loss totaled $59 million for the six months ended June 30, 2026 compared to $56 million for six months ended June 30, 2025.
8.3Performance Stock Units (PSUs)
The PSUs are granted to key persons of the Company and its subsidiaries. The PSUs have been granted free of charge. Each employee’s PSUs converts into one ordinary share of the Company upon vesting. The PSUs carry neither rights to dividends nor voting rights. PSUs once converted into ordinary shares have no expiry date and may be held by the participant without limitation. The fair value of PSUs is based on the closing sale price of our
Company’s common stock on the day prior to the date of issuance.
PSUs vest at the end of their three-year performance period. Pay-out levels depend upon the achievement of performance measures, subject to threshold, target and maximum levels as determined by the Board. PSUs have a maximum upside payout opportunity of 150% of target.
The total share-based payment expense related to PSUs recognized in the unaudited condensed consolidated interim statements of profit or loss totaled $6 million for the six months ended June 30, 2026. The Company’s first grant of PSUs was on June 30, 2025.
9Trade and other payables

	As of June 30,	As of December 31,
(in millions of $)	2026	2025
Trade payables	718	554
Sales rebates and reserves	441	402
Short‑term employee benefits	197	212
Other payables	158	99
Total trade and other payables	1,515	1,267
The carrying amounts of trade and other payables approximate their respective fair values. Trade payables correspond primarily to research & development, commercial and manufacturing activities and include accrued expenses related to these activities.
Short-term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company.

argenx Half-Year 2026 Financial Report	Notes to the unaudited condensed consolidated interim financial statements	17

Table of Contents	Management Report	Financial Statements	Notes
The following table summarizes the movement in the sales rebates and reserves:

(in millions of $)	Rebates and chargebacks	Distribution fees and product returns	Total sales rebates and reserves
Balance on January 1, 2026	368	34	402
Current estimate related to the sales made in the current period	628	108	736
Adjustment for prior year sales	(44)	–	(45)
Credits or payments	(551)	(101)	(651)
Foreign currency translation differences	(1)	–	(1)
Balance on June 30, 2026	400	41	441
10Segment reporting
The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company does not distinguish in its internal reporting different segments, neither business nor geographical segments. The chief operating decision-maker is the Board of Directors.
The following table summarizes the product net sales by country of sales based on the country of the entity that recognizes product net sales:

	Six Months Ended
	June 30,
(in millions of $)	2026	20251)
United States	2,380	1,483
Japan	169	84
China	17	33
Rest of the World	247	139
Total product net sales	2,813	1,739

1)Comparative figures have been presented to be consistent with the one adopted in the Company’s latest Annual Report.
The Company sells its products through a limited number of distributors and wholesalers. Three U.S. customers represent approximately 72% of the product net sales during the six months ended June 30, 2026 (compared to five
U.S. customers representing 85% for the same period in 2025). Product net sales in the Netherlands, the Company’s country of domicile, are not material.

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Table of Contents	Management Report	Financial Statements	Notes
11Research and development expenses

	Six Months Ended
	June 30,
(in millions of $)	2026	20251)
External research and development expenses	616	416
Personnel expenses	224	168
Digital technology expenses	45	26
Materials and consumables	5	4
Depreciation and amortization	8	5
Other expenses	31	22
Total research and development expenses	929	642

1)Comparative figures have been presented to be consistent with the one adopted in the current year.
12Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in millions of $)	2026	2025 1)
Personnel expenses	282	225
Marketing services	240	178
Professional fees	145	106
Digital technology expenses	36	21
Distribution and commercial support expenses	18	14
Facilities and occupancy expenses	11	8
Supervisory board	8	9
Depreciation and amortization	5	4
Other expenses	26	36
Total selling, general and administrative expenses	772	601

1)Comparative figures have been presented to be consistent with the one adopted in the Company’s latest Annual Report.
13Income taxes

	Six Months Ended
	June 30,
(in millions of $)	2026	2025
Current income tax expense	(230)	(70)
Deferred income tax benefit/(expense)	110	(4)
Income tax expense	(119)	(74)
The key elements impacting the effective tax rate for the six months ended June 30, 2026 were primarily the mix of income generated among the jurisdictions in which the Company operates and various tax incentives in certain jurisdictions.

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Table of Contents	Management Report	Financial Statements	Notes
14Earnings per share

	Six Months Ended
	30 June,
(in millions of $ except for shares and EPS)	2026	2025
Profit for the period	$838	$415
Weighted average number of shares outstanding	62,185,445	61,034,202
Basic profit per share (in $)	13.47	6.80
Weighted average number of shares outstanding for purpose of diluted profit per share	64,409,488	65,653,007
Diluted profit per share (in $)	13.00	6.32
Profit per ordinary share is calculated by dividing the profit for the period by the weighted average number of ordinary shares during the period. Diluted profit per share is calculated by adjusting the weighted average number of shares by in the money outstanding dilutive stock options, RSUs and PSUs.
15Related party transactions
On May 6, 2026, the Annual General Meeting of shareholders voted to appoint Karen Massey as executive director and Tim Van Hauwermeiren as non-executive director to the Board of Directors. The Board of Directors also appointed Mr. Van Hauwermeiren as Chairperson of the Board. Upon his resignation as Chief Executive Officer of the
Company, Mr. Van Hauwermeiren’s unvested stock options and RSUs vested on his final day of service as per the
2025 Remuneration Policy. The vested stock options retain their original 10-year exercise period. Mr. Van
Hauwermeiren’s PSUs will be pro-rated to his service period upon the conclusion of the 3-year performance period.
Mr. Van Hauwermeiren did not receive a grant for his services as CEO in 2026.
During the six months ended June 30, 2026 a total of 57,572 stock options and 22,833 PSUs were granted to senior management members as a group. During the six months ended June 30, 2026 a total of 3,325 restricted stock units were granted to non-executive board members.
16Commitments
As of the balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment.
In February 2019, the Company entered into a global collaboration and license agreement with Halozyme
Therapeutics, which was later amended in September 2020 and again in September 2024.
Under the terms of the agreement, the Company will pay up to $40 million to achievement of specific regulatory and sales-based milestones related specifically to its FcRn target. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.
Further, the Company will pay up to $78 million per other non-FcRn target subject to achievement of specified development, regulatory and sales-based milestones. This amount represents the maximum amount that would be paid per target if all milestones would be achieved but excludes variable royalty payments based on unit sales. The
Company has a total of six nominated targets under this agreement including its FcRn target.
The Company’s commercial supply is manufactured in collaboration with Lonza and Fujifilm. In the aggregate, the
Company has outstanding commitments under these commercial supply agreements amounting to approximately
$1.2 billion. These agreements provide commercial supply of efgartigimod to the Company’s global commercial operations through facilities in the U.S., Europe and Asia.

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Table of Contents	Management Report	Financial Statements	Notes
17Events after the balance sheet date
No events have occurred after the balance sheet date that could have a material impact on the unaudited condensed consolidated financial statements.